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CONTACT: The Altman Group, Inc.
         (800) 217-9608 (toll free)

FOR IMMEDIATE RELEASE

         DENVER, COLORADO, January 30, 2004. As previously announced, AIMCO Properties, L.P. is tendering for units of limited partnership interest in McCombs Realty Partners, subject to the terms of their Amended and Restated Offer to Purchase, as amended. AIMCO Properties, L.P. has extended the expiration time of its offer. The expiration time for the offer has been extended to midnight, New York time, on Friday, February 13, 2004. The offer was previously scheduled to expire at midnight, New York time, on January 30, 2004.

         AIMCO Properties, L.P. reported, based on information provided by the Information Agent for the offer, that as of the close of business on January 29, 2004, approximately 578 units (or 3.929% of the units outstanding) had been tendered pursuant to the offer.

         For further information, please contact The Altman Group, Inc. at (800) 217-9608 (toll free), which is acting as the Information Agent for the offer.